SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Vox Royalty Corp.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

92919F103
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

0  Rule 13d-1(b)

0  Rule 13d-1(c)

1  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92919F103

1
 NAME OF REPORTING PERSONS

Konwave AG

2
 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) 0

           (b) 0

3
 SEC USE ONLY

4
 CITIZENSHIP OR PLACE OF ORGANIZATION

 Switzerland
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH:

5
  SOLE VOTING POWER

3,815,700*

6
  SHARED VOTING POWER

7
  SOLE DISPOSITIVE POWER

3,815,700*

8
  SHARED DISPOSITIVE POWER

9
 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,815,700*

10
 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 0
 (SEE INSTRUCTIONS)

11
 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.3%**

12
  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

FI

* Includes 1,287,500 common shares of Vox Royalty Corp. which Konwave AG has the right to acquire pursuant to outstanding warrants which are immediately exercisable.

** Based upon 44,758,269 common shares of Vox Royalty Corp., no par value, issued and outstanding on December 31, 2022 and 1,287,500 common shares of Vox Royalty Corp. issuable upon exercise of outstanding warrants held by Konwave AG.
Item 1.

(a) Name of Issuer: Vox Royalty Corp.

(b) Address of Issuers Principal Executive Offices:
Suite 5300, 66 Wellington Street West
Toronto, Ontario M5K 1E6 Canada

Item 2.

(a) Name of Person Filing:

Konwave AG

(b) Address or principal business office or, if none, residence:

 Obstmarkt 1, 9100 Herisau, Switzerland

(c) Citizenship:

Switzerland

(d) Title of Class of Securities: Common Shares

(e) CUSIP No.: 92919F103

Item 3. If this statement is filed pursuant to Rule 13d 1(b), or 13d 2(b) or (c), check whether the person filing is a:

  0 Not applicable

(a) 0
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) 0
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) 0
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) 0
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a 8);
(e) 0
An investment adviser in accordance with 240.13d 1(b)(ii)(E);
(f) 0
An employee benefit plan or endowment fund in accordance with 240.13d 1(b)(1)(ii)(F);
(g) 0
A parent holding company or control person in accordance with 240.13d 1(b)(1)(ii)(G);
(h) 0
A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) 0
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a 3);
(j) 0
A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);

(k) 0
Group, in accordance with 240.13d 1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________.

Item 4. Ownership

(a) Amount Beneficially Owned: 3,815,700

(b) Percent of Class: 8.3%

(c) Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote: 3,815,700
(ii) Shared power to vote or to direct the vote:
(iii) Sole power to dispose or to direct the disposition of: 3,815,700
(iv) Shared power to dispose or to direct the disposition of:

Item 5. Ownership of Five Percent or Less of a Class:

 N/A

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.    ?

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N/A

Item 8. Identification and Classification of Members of the Group:

N/A

Item 9. Notice of Dissolution of Group:

N/A

Item 10.  Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Dated: January 24, 2023

Konwave AG

By: Erich Meier
Title: CEO

By: Judith Rechsteiner
Title: COO